June 14, 2013
VIA EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed on February 8, 2013
File No. 000-15386

Dear Ms. Collins:
We are in receipt of your letter dated May 24, 2013 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted an additional comment with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2012 filed on February 8, 2013 (the “Form 10-K”), of Cerner Corporation (the “Company”). As discussed with Ms. Laura Veator, the Company did not receive the Staff Letter until today and sincerely apologizes for failing to respond within the ten business days that were requested in the Staff Letter. Thus, the Company respectfully requests an extension of time to provide a response to the Commission by no later than June 21, 2013.
If you have any questions concerning this request for extension, please do not hesitate to call me at (816) 201-1989. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer